OFA Group

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

Tel: (800) 418-5160

March 18, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas Nalbantian Cara Wirth

Re:	OFA Group
Registration Statement on Form F-1
Initially filed August 14, 2025, as amended
File No. 333-289618

Dear Nicholas Nalbantian and Cara Wirth,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OFA Group hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on Friday, March 20, 2026, at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Li Hsien Wong
Li Hsien Wong
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP